DC

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



January 31, 2005

Richard J. Thompson
Chief Financial Officer
Artesyn Technologies, Inc.
7900 Glades Road, Suite 500
Boca Raton, FL 33434

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2005

Re: Artesyn Technologies, Inc.
Incoming letter dated January 6, 2005

Dear Mr. Thompson:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Artesyn by Bel Fuse, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.
206 Van Vorst Street
Jersey City, NJ 07302

ARTESYN® TECHNOLOGIES

7900 Glades Road, Suite 500 | Boca Raton, FL 33434
phone: 561.451.1000 | fax: 561.451.1020 | www.artesyn.com

January 6, 2005

**VIA FEDERAL EXPRESS**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Artesyn Technologies, Inc. - Omission of Stockholder Proposal of Bel Fuse, Inc.

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, that Artesyn Technologies, Inc. (sometimes referred to herein as "we," "our" or "Artesyn") intends to omit from its proxy statement and form of proxy for the 2005 annual meeting of its stockholders (the "2005 Proxy Materials") a stockholder proposal and supporting statement relating to our adoption and maintenance of rights plans (the "Proposal") submitted by Bel Fuse, Inc. (the "Proponent"). We believe that the Proposal may be excluded from our 2005 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to provide the requisite proof of continuous stock ownership in response to our timely and adequate request for proof of ownership and, in response to our request for such proof, has acknowledged in writing that it has not held the requisite amount of stock for at least one year as of the date of submission of the Proposal. Accordingly, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Proposal from our 2005 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2005 Proxy Materials;
- enclosing six copies of this letter and its exhibits; and
- simultaneously providing a copy of this letter and all its exhibits to the Proponent, thereby notifying it of our intention to exclude the Proposal from our 2005 Proxy Materials.

Background

On November 29, 2004, we received the Proposal from the Proponent via overnight delivery. A copy of the Proponent's cover letter and the Proposal is attached as Exhibit A. Although the Proponent indicated in its cover letter that it beneficially owned 2,037,500 shares of Artesyn common stock, the Proponent failed to submit, as required by Rule 14a-8(b)(2), either (i) a written statement from the record holder of its securities verifying that, at the time it submitted the Proposal, it continuously held the securities for at least one year or (ii) a copy of its Schedule 13D along with a written statement from the Proponent stating that it (x) continuously held the requisite number of shares for the one-year period as of the date of the statement and (y) intended to continue ownership of the shares through the date of the 2005 annual meeting. The Proponent did not appear in our records as a registered stockholder. Although not required to do so, we reviewed the Proponent's Schedule 13D, filed with the Securities and Exchange Commission on September 9, 2004. The Schedule 13D indicated that the Proponent first acquired Artesyn common stock on July 29, 2004.

Accordingly, on December 3, 2004, we sent the Proponent a notice of deficiency via overnight delivery and requested that the Proponent's response be postmarked or transmitted electronically no later than 14 days from the date of receipt of our letter, in accordance with Rule 14a-8(f). A copy of our notice of deficiency is attached as Exhibit B. The Proponent received our notice on December 6, 2004. Proof of delivery information is attached as Exhibit C. On December 13, 2004, we received a letter from the Proponent, dated December 10, 2004, in which the Proponent confirmed that it has not continuously held the requisite amount of Artesyn common stock for at least one year as of the date of submission of the Proposal. A copy of that letter is attached as Exhibit D.

Basis for Omission

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year as of the date of submission of the proposal. Under Rule 14a-8(b)(2), a stockholder that is not a registered holder may prove eligibility by providing either (i) a written statement from the record holder of its securities verifying that, at the time it submitted the proposal, it continuously held the securities for at least one year or (ii) a copy of a Schedule 13D along with a written statement from the stockholder stating that it (x) continuously held the requisite number of shares for the one-year period as of the date of the statement and (y) intended to continue ownership of the shares through the date of the company's annual meeting. The Proponent has admitted that it cannot satisfy either one of these requirements.

If a stockholder fails to follow an eligibility or procedural requirement, under Rule 14a-8(f)(1), a company may exclude the proposal if:

- within 14 days of receiving the proposal, it provides the stockholder with written notice of the defect, including the time frame for responding; and

- the stockholder fails to respond to the notice within 14 days of receiving the notice or the stockholder timely responds but does not cure the eligibility or procedural defect.

In Staff Legal Bulletin No. 14, "Shareholder Proposals" (July 13, 2001), the Staff stated that companies should consider the following guidelines when drafting a notice to a stockholder regarding an eligibility or procedural defect:

- provide adequate detail about what the stockholder must do to remedy the defect;

- expressly state that the stockholder must respond to the company's notice within 14 days of receiving the notice; and

- send the notification by a means that will allow the company to determine when the stockholder received the notice.

At the time the Proponent submitted the Proposal, it did not include any proof of ownership of Artesyn common stock as required by Rule 14a-8(b)(2). To demonstrate its eligibility the Proponent was required to submit proof of continuous ownership since November 23, 2003, which is one year prior to the date it submitted the Proposal. In accordance with Rule 14a-8(f), we then provided the Proponent with a timely and adequate notice of defect: it clearly and fully explained the defect, what the Proponent must do to correct the defect, and the time frame for its response.

On December 13, 2004, we received a letter from the Proponent, dated December 10, 2004, in which the Proponent acknowledged that it has not continuously held the requisite amount of Artesyn stock for at least one year as of the date of submission of the Proposal. Accordingly, not only may the Proposal be excluded for failure to provide supporting documentation that the Proponent has satisfied the minimum ownership requirement, see, e.g., FedEx Corporation (July 1, 2004), AT&T Wireless Services, Inc. (February 6, 2004), Pfizer Inc. (January 16, 2004), Burlington Northern Santa Fe Corporation (January 9, 2004), and Morgan Stanley (December 24, 2002), the Proponent has acknowledged that it is not eligible to have its shareholder proposal included in our 2005 Proxy Materials.

Conclusion

For the foregoing reasons, we respectfully request that the Staff agree that we may omit the Proposal from our 2005 Proxy Materials.

We reserve the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with our conclusion that the Proposal may be omitted from our 2005 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

If you have any questions or need any additional information, please feel free to call the undersigned at 561-451-1000. Thank you for your prompt attention to this request.

Sincerely,

Richard J. Thompson
Chief Financial Officer

cc: Mr. Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.

Enclosures

EXHIBIT A

Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302 USA
www.belfuse.com
tel 201.432.0463
fax 201.432.9542

COMPONENTS FOR A CONNECTED PLANET™

November 23, 2004

Mr. Richard J. Thompson
Chief Financial Officer and Secretary
Artesyn Technologies, Inc.
7900 Glades Road, Suite 500
Boca Raton, FL 33434

Dear Mr. Thompson :

As an Artesyn shareholder, Bel Fuse, Inc. hereby requests that a proposal regarding the adoption and maintenance of any current or future poison pills be presented for stockholder vote at the earliest annual meeting. To that regard, Bel Fuse, Inc. formally submits the following stockholder proposal to be considered for inclusion in the Artesyn's proxy statement and form of proxy relating to the 2005 Annual Meeting of Stockholders. Bel Fuse, Inc. beneficially owns 2,037,500 shares of Artesyn common stock.

Very truly yours,

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.

## PROPOSAL – STOCKHOLDER PROPOSAL RELATING TO POISON PILLS

**Shareholder Resolution**

Resolved: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of any current or future poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

**Supporting Statement**

We believe the Company's poison pill gives our Directors the unchecked authority to ignore our input as shareholders and agree with the Council of Institutional Investors (www.cii.org), which formally recommends adoption of this shareholder topic. The Council of Institutional Investors, whose members have more than $3 trillion invested, is an organization of many large public and corporate funds which seeks to address investment issues that affect the size or security of plan assets.

Pills Entrench Current Management
Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.
*- From "Take on the Street" by Arthur Levitt, SEC Chairman 1993-2001*

Poison Pill Negative
The key negative of poison pills is that pills can preserve management deadwood.
*- Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors
Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
*- Wall Street Journal, Feb. 24, 2003*

Diluted Stock
An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
*- The Motley Fool*

Like a Dictator
Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you."
*- T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years*

We are concerned that our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. However, a response which could still allow our directors to give a poison pill without a shareholder vote would not be a sufficient substitute for this proposal.

We believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Yes on proposal _.

EXHIBIT B

ARTESYN TECHNOLOGIES

7900 Glades Road, Suite 500 | Boca Raton, FL 33434
phone: 561.451.1000 | fax: 561.451.1020 | www.artesyn.com

December 3, 2004

**VIA OVERNIGHT DELIVERY**

Mr. Daniel Bernstein
President and Chief Executive Officer
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302

Dear Mr. Bernstein:

We received your November 23rd letter requesting that a proposal regarding the adoption and maintenance of rights plans be included in Artesyn's proxy materials for our 2005 annual meeting of stockholders.

We at Artesyn, a company that according to ISS's Corporate Governance Quotient index ranking outperformed 84.4% of companies in the S&P 600, were quite surprised to receive such a proposal from Bel Fuse – a company that according to the same ranking has managed to outperform only 4.9% of companies in the S&P 600.

Regardless, we are writing to note, as you are no doubt already aware, that under the rules established by the Securities and Exchange Commission for such proposals, Bel Fuse fails to meet the eligibility requirements to submit a proposal for inclusion in Artesyn's proxy materials. Bel Fuse has not demonstrated, as required by Rule 14a-8(b) under the Securities Exchange Act of 1934, that it has continuously held the requisite amount of Artesyn common stock for at least one year before the date Bel Fuse submitted its proposal. Moreover, Bel Fuse's Schedule 13D filed with the SEC indicates that Bel Fuse first acquired Artesyn common stock on July 29, 2004 – less than four months prior to the date of your letter.

In addition, Bel Fuse has not confirmed its intent to continue ownership of its shares through the date of the stockholder meeting as required by Rule 14a-8(b).

Accordingly, Artesyn does not intend to include Bel Fuse's proposal in our proxy materials for our 2005 annual meeting of stockholders and will make the appropriate submission with the SEC. As required under the rules established by the SEC relating to shareholder proposals, any response from you to this notification must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

Richard J. Thompson
Chief Financial Officer and Secretary

EXHIBIT C

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EXHIBIT D

**Bel Fuse Inc.**
206 Van Vorst Street
Jersey City, NJ 07302 USA
www.belfuse.com
tel 201.432.0463
fax 201.432.9542

December 10, 2004

Mr. Richard J. Thompson
Chief Financial Officer and Secretary
Artesyn Technologies, Inc.
7900 Glades Road, Suite 500
Boca Raton, FL 33434

Dear Mr. Thompson:

We received your December 3rd letter denying Bel's request to include a proposal regarding the adoption and maintenance of rights plans in the proxy materials for the 2005 annual meeting of stockholders, and we acknowledge the fact that Bel has not continuously held the requisite amount of Artesyn stock for one year.

Irrespective of technicalities, however, we strongly believe the Company's rights plan is significantly limiting the ability of Artesyn's shareholders to realize the full value of their holdings. Specifically, we believe that the Artesyn Board has repeatedly ignored the interests of its shareholders by refusing multiple requests to simply meet with a potential merger partner and explore the possible benefits of a strategic combination, and we are concerned that the Company's rights plan gives the Board the unchecked authority to continue disregarding shareholder interest going forward.

In submitting our proposal, we were hopeful that the Artesyn Board would recognize these restraints on shareholder value and would uphold its fiduciary responsibility either by redeeming the rights plan on its own, or at the very least, by letting the shareholders express their opinion on the matter at the Company's next annual meeting.

We remain hopeful that the Board will take the appropriate action.

Sincerely,

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Artesyn Technologies, Inc.
Incoming letter dated January 6, 2005

The proposal relates to poison pills.

There appears to be some basis for your view that Artesyn may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Artesyn omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robyn Manos
Special Counsel